

August 28, 2013

<u>Via E-mail</u>
Mr. Todd D. Karan
Senior Vice President and Chief Financial Officer
NOVA Chemicals Corporation
1000 7th Avenue S.W.
Calgary, Alberta
Canada, T2P 5L5

> **Re: NOVA Chemicals Corporation**
> **Form 20-F**
> **Filed March 1, 2013**
> **File No. 1-13064**

Dear Mr. Karran:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Branch Chief